Points International Reports First Quarter 2020 Results

TORONTO - May 13, 2020 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the first quarter ended

March 31, 2020.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete first quarter Condensed Consolidated Interim Financial Statements and Management's Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

First Quarter 2020 Financial Summary (vs. Q1 2019)

● Total revenue was $82.7 million compared to $95.9 million.

● Gross profit increased to $13.8 million compared to $13.4 million.

● Net income was $1.1 million or $0.08 per diluted share, compared to $1.8 million or $0.12 per diluted share.

● Adjusted EBITDA[1] was $3.6 million compared to $4.6 million.

Recent Operational Highlights

● Loyalty Currency Retailing

○ Launched new suite of services with Air Canada's Aeroplan program

● Points Travel

○ Launched a white label hotel booking site for Quidco, the UK's largest cash back consumer site

● Platform Partners

○ Launched new exchange partnership with Aimia/HSBC's My Rewards, which are now transferable into both Emirates and Etihad frequent flyer miles

○ Initiated real time exchange availability between Citi Thankyou Points and Emirates Skywards miles

Management Commentary

"As we navigate the COVID-19 pandemic, our top priority continues to be the health and safety of our employees and ongoing support for our partners," said Rob MacLean, CEO of Points International. "All of our teams have been working from home since early March, and the transition to remote work has had minimal impact on our operations. Our team's response to this unprecedented time has been exceptional and we continue our track record of quality deployments and operations while we maintain our operations at full capacity.

"The pandemic continues to take a heavy toll on the travel industry, with grounded planes and hotel closures affecting our loyalty partners' revenue streams. We are encouraged by the various travel stimulus and loan packages that have been introduced by governments around the world to assist the travel industry. Many of our key partners in the U.S. and internationally have already received funds from these programs, and we are closely monitoring any further developments in that process.

[1] Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs and equity-settled share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance.  Management also believes that adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Non-GAAP Financial Measures.

"We believe loyalty programs will be a key part of our customers' return to normal. While current health restrictions have changed consumer behavior and mobility patterns across the globe, those changes still present solid opportunities for our business. We're continuing to see activity from what we call "future-use buyers" - people who purchase large amounts of points and miles for future travel needs, especially when they're part of strong and creative offers. Historically these types of offers have represented approximately 65% of our LCR transactions and are highly targeted at consumers who see the long-term value in their loyalty programs.

"During this restricted travel period, while we have obviously seen a very steep drop in transactions aimed at immediate travel, we have nevertheless seen some impressive results with creative offer constructs in recent weeks, as consumers continue to engage with their favorite loyalty programs and purchase miles that they will use in the future. In fact, a strong offer marketed with a large partner in the past few weeks drove the busiest day of traffic in our history. We followed that up last week with another important partner, deploying another strong campaign that delivered another record day of traffic and gross sales activity.

"With these volumes in mind, we have taken aggressive expense mitigation steps to maximize our liquidity in the wake of this new environment. In addition to cutting non-essential spend, suspending new hiring and pursuing available government assistance, we have limited all capital expenditures, deferred tax payments in certain jurisdictions, suspended share buyback activity under our current Normal Course Issuer Bid ("NCIB") program and paused further funding of our Restricted Share Unit ("RSU") program. Furthermore, we drew down $40 million on our credit facility in March as a precautionary move, which provided total funds available of just over $107 million at March 31. We are planning against multiple recovery scenarios, and given our strong cash position today, we believe we have sufficient liquidity to weather this global pandemic.

"COVID-19 is far from the first crisis we have faced in our 20-year history. In fact, some of the most defining components of our operating model came from adaptations we made during difficult times, including how we approached and collaborated with our partners during periods of industry stress. The actions we take today to support our partners can have lasting effects far beyond the current pandemic, and in the spirit of good partnership, we are fully committed to doing all that we can to help our partners during this unprecedented time."

First Quarter 2020 Financial Results

Total revenue in the first quarter of 2020 was $82.7 million compared to $95.9 million in the prior year quarter. Principal revenue was $75.9 million compared to $90.0 million, and other partner revenue increased to $6.8 million compared to $5.9 million.

Gross profit in the first quarter increased to $13.8 million compared to $13.4 million in the prior year quarter. The increase was primarily driven by growth in the Loyalty Currency Retailing and Points Travel segments.

Adjusted operating expenses[2] in the first quarter of 2020 were $10.4 million compared to $9.0 million in the prior year quarter. The increase was primarily a result of higher other operating expenses and increased personnel related expenses due to additional resources hired over the last 12 months. The Company did not account for the benefit of any government wage subsidies in the quarter ended March 31, 2020.

Net income was $1.1 million or $0.08 per diluted share, compared to $1.8 million or $0.12 per diluted share in the prior year quarter.

[2] Adjusted operating expenses consist of employment expenses excluding equity-settled share-based compensation, marketing and communications, technology services and other operating expenses.  Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure. See Non-GAAP Financial Measures.

Adjusted EBITDA1 in the first quarter was $3.6 million compared to $4.6 million in the prior year quarter. Effective margin[3], which is defined as adjusted EBITDA as a percentage of gross profit, was 26.1% compared to 34.7% from the prior year period. Both declines were due to lower volumes in March related to COVID-19.

At March 31, 2020, total funds available, comprised of cash and cash equivalents, funds receivable from payment processors, and cash held in trust were $107.2 million compared to $86.8 million at December 31, 2019. As a precautionary measure, the Company drew down $40 million on its credit facility which is reflected in the March 31, 2020 cash balance.

2022 Long-Term Goals

Given the uncertainty surrounding the pandemic, we are suspending our previously disclosed longer-term goals of exiting 2022 with gross profit in the high-$90 million range and adjusted EBITDA in the mid-$40 million range. While they remain our clear goals, the delayed timing of achieving them is dependent not only upon the continued execution of our growth strategies but also on the broader global recovery from the COVID-19 pandemic.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its first quarter 2020 results, followed by a question-and-answer session.

Date: Wednesday, May 13, 2020

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13702898

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through May 27, 2020.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13702898

About Points International Ltd.

Points, (TSX: PTS) (NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore, and Dubai.

For more information, visit company.points.com.

[3] Effective margin measures our ability to generate profitability after we have funded operating expenses and is used by Management as a key internal measure of operating efficiency. Effective margin is not a measure of financial performance under IFRS. See Non-GAAP Financial Measures.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, our expected monthly expenses for the remainder of 2020, our expected cash burn rate for the remainder of 2020, our ability to be cash flow positive, statements relating to plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to efforts to mitigate degradation in transaction volumes, our liquidity and capitalization and our cost mitigation efforts, our business pipeline and ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partners, and our growth strategies. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business.  In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Gross Profit to Contribution [1]

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2020	March 31, 2019

Gross Profit	$13,827	$13,366
Less:
Direct adjusted operating expenses [2]	6,370	5,695
Contribution	$7,457	$7,671

[1] Contribution is defined as Gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.

[2] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Contribution by Line of Business

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2020	March 31, 2019

Loyalty Currency Retailing
Revenue	$80,193	$93,618
Gross Profit	11,596	11,185
Direct adjusted operating expenses	3,800	3,185
Contribution	$7,796	$8,000

Platform Partners
Revenue	$1,877	$1,891
Gross Profit	1,640	1,751
Direct adjusted operating expenses	923	947
Contribution	$717	$804

Points Travel
Revenue	$603	$434
Gross Profit	591	430
Direct adjusted operating expenses	1,647	1,563
Contribution	$(1,056)	$(1,133)

Reconciliation of Net Income to Adjusted EBITDA [3]

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2020	March 31, 2019

Net Income	$1,118	$1,757
Income tax expense	309	685
Finance costs	88	76
Depreciation and amortization	1,249	1,142
Foreign exchange gain	(38)	(244)
Equity-settled share-based payment expense	879	1,217
Adjusted EBITDA	$3,605	$4,633

[3] Adjusted EBITDA (Earnings before income tax expense, finance costs, depreciation and amortization, foreign exchange and equity- settled share-based payment expense) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses [4]

Expressed in thousands of United States dollars

	For the three months ended
	March 31, 2020	March 31, 2019
Total Operating Expenses	$12,501	$11,110
Subtract (add):
Depreciation and amortization	1,249	1,142
Foreign exchange gain	(38)	(244)
Equity-settled share-based payment expense	879	1,217
Adjusted Operating Expenses	$10,411	$8,995

[4] Adjusted operating expenses consists of employment expenses excluding equity-settled share-based payment expense, marketing & communications, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars

(Unaudited)

As at	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$104,517	$69,965
Cash held in trust	1,154	2,534
Funds receivable from payment processors	1,559	14,302
Accounts receivable	14,512	21,864
Prepaid taxes	195	194
Prepaid expenses and other assets	1,866	2,153
Total current assets	$123,803	$111,012
Non-current assets
Property and equipment	2,335	2,371
Right-of-use assets	2,761	3,060
Intangible assets	12,799	12,806
Goodwill	7,130	7,130
Deferred tax assets	2,444	2,105
Other assets	216	216
Total non-current assets	$27,685	$27,688
Total assets	$151,488	$138,700

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$9,255	$13,766
Income taxes payable	598	2,326
Payable to loyalty program partners	57,691	78,270
Current portion of lease liabilities	1,210	1,323
Current portion of other liabilities	2,006	797
Total current liabilities	$70,760	$96,482

Non-current liabilities
Long term debt	40,000	-
Lease liabilities	1,745	2,209
Other liabilities	86	95
Deferred tax liabilities	864	722
Total non-current liabilities	$42,695	$3,026
Total liabilities	$113,455	$99,508

SHAREHOLDERS' EQUITY
Share capital	48,826	45,799
Contributed surplus	-	-
Accumulated other comprehensive (loss) income	(818)	184
Accumulated deficit	(9,975)	(6,791)
Total shareholders' equity	$38,033	$39,192
Total liabilities and shareholders' equity	$151,488	$138,700

Points International Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

(Unaudited)

	For the three months ended
	March 31, 2020	March 31, 2019

REVENUE
Principal	$75,870	$90,006
Other partner revenue	6,803	5,937
Total Revenue	$82,673	$95,943
Direct cost of revenue	68,846	82,577
Gross Profit	$13,827	$13,366

OPERATING EXPENSES
Employment costs	7,708	7,636
Marketing and communications	422	379
Technology services	752	617
Depreciation and amortization	1,249	1,142
Foreign exchange gain	(38)	(244)
Other operating expenses	2,408	1,580
Total Operating Expenses	$12,501	$11,110

Finance income	(189)	(262)
Finance costs	88	76

INCOME BEFORE INCOME TAXES	$1,427	$2,442

Income tax expense	309	685
NET INCOME	$1,118	$1,757

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will subsequently be reclassified to profit or loss: Unrealized (loss) gain on foreign exchange derivatives designated as cash flow hedges	(1,485)	238
Income tax effect	393	(63)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	99	249
Income tax effect	(26)	(66)

Foreign currency translation adjustment	17	24

Other comprehensive (loss) income for the period, net of income tax	$(1,002)	$382
TOTAL COMPREHENSIVE INCOME	$116	$2,139
EARNINGS PER SHARE
Basic earnings per share	$0.08	$0.13
Diluted earnings per share	$0.08	$0.12

Points International Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number of shares (Unaudited)	Share Capital		Contributed surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Number of Shares	Amount

Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net income	-	-	-	-	1,118	1,118
Other comprehensive loss, net of tax	-	-	-	(1,002)	-	(1,002)
Total comprehensive income	-	-	-	(1,002)	1,118	116
Effect of equity-settled share-based payment	-	-	879	-	-	879
Share issuances - options exercised	50,299	506	(439)	-	-	67
Settlement of RSUs	-	2,759	(3,938)	-	-	(1,179)
Shares repurchased and cancelled	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity(5)	-	-	4,302	-	(4,302)	-
Balance at March 31, 2020	13,224,332	$48,826	$-	$(818)	$(9,975)	$38,033

Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income	-	-	-	-	1,757	1,757
Other comprehensive income, net of tax	-	-	-	382	-	382
Total comprehensive income	-	-	-	382	1,757	2,139
Effect of equity-settled share-based payment	-	-	1,217	-	-	1,217
Share issuances - options exercised	2,338	28	(7)	-	-	21
Settlement of RSUs	-	1,277	(4,242)	-	-	(2,965)
Shares purchased and held in trust	-	(599)	-	-	-	(599)
Shares repurchased and cancelled	(219,641)	(845)	(1,414)	-	(197)	(2,456)
Balance at March 31, 2019	13,894,561	$53,747	$-	$(264)	$(15,116)	$38,367

[5] The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

Points International Ltd.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars

(Unaudited)

	For the three months ended
	March 31, 2020	March 31, 2019

Cash flows from operating activities
Net income for the period	$1,118	$1,757
Adjustments for:
Depreciation of property and equipment	339	288
Depreciation of right-of-use assets	299	283
Amortization of intangible assets	611	571
Unrealized foreign exchange gain	(1,087)	(123)
Equity-settled share-based payment transactions	879	1,217
Finance costs	88	76
Deferred income tax expense	170	110
Derivative contracts designated as cash flow hedges	(1,386)	487
Changes in cash held in trust	1,380	-
Changes in non-cash balances related to operations	(5,282)	1,471
Interest paid	(43)	(76)
Net cash (used in) provided by operating activities	$(2,914)	$6,061

Cash flows from investing activities
Acquisition of property and equipment	(303)	(520)
Additions to intangible assets	(604)	(287)
Net cash used in investing activities	$(907)	$(807)

Cash flows from financing activities
Proceeds from long term debt	40,000	-
Payment of lease liabilities	(326)	(212)
Proceeds from exercise of share options	67	21
Shares repurchased and cancelled	(1,042)	(2,456)
Purchase of share capital held in trust	-	(599)
Taxes paid on net settlement of RSUs	(1,179)	(2,965)
Net cash provided by (used in) financing activities	$37,520	$(6,211)

Effect of exchange rate fluctuations on cash held	853	147
Net increase (decrease) in cash and cash equivalents	$34,552	$(810)
Cash and cash equivalents at beginning of the period	$69,965	$69,131
Cash and cash equivalents at end of the period	$104,517	$68,321

Interest received	$213	$262
Taxes paid	$(1,842)	$(614)

Amounts received in interest and paid in taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.